Federated Funds

Fidelity Bond Filing

Joint Insureds Agreement and Amendment

Contents of Submission:

1)	Copy of the Investment Company Bond (“Bond”) received on February 9, 2012 as required by Rule 17g-1(g)(1)(ii)(a);*
2)	Copy of the National Union Fire Insurance Company of Pittsburgh, PA Follow Form Bond received on February 22, 2012 as required by Rule 17g-1(g)(1)(ii)(a);**
2)	Copy of the resolutions of a majority of the Federated Funds’ Independent Trustees and Executive Committee of the Federated Funds approving the amount, type, form and coverage of the Bond, and the portion of the premium to be paid by such company as required by Rule 17g-1(g)(1)(ii)(b);*
3)	Copy of a statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint insured bond as required by Rule 17g-1(g)(1)(ii)(c);
4)	As required by Rule 17g-1(g)(1)(ii)(d), the period for which premiums have been paid is October 1, 2011 to October 1, 2012; and
5)	Copy of the agreement and amendment thereto between the investment company and all of the other named insureds as required by Rule 17g-1(g)(1)(ii)(e) and Rule 17g-1(f).

* Incorporated by reference to the Fidelity Bond filing submitted on February 17, 2012.

**Incorporated by reference to the Fidelity Bond filing amendment submitted on March 1, 2012.

JOINT INSUREDS AGREEMENT

Cash Trust Series, Inc.; Cash Trust Series II; Edward Jones Money Market Fund; Federated Adjustable Rate Securities Fund; Federated Core Trust; Federated Core Trust II, L.P.; Federated Core Trust III; Federated Enhanced Treasury Income Fund; Federated Equity Funds; Federated Equity Income Fund, Inc.; Federated Fixed Income Securities, Inc.; Federated GNMA Trust; Federated Government Income Securities, Inc.; Federated High Income Bond Fund, Inc.; Federated High Yield Trust; Federated Income Securities Trust; Federated Income Trust; Federated Index Trust; Federated Institutional Trust; Federated Insurance Series; Federated Intermediate Government Fund, Inc.; Federated International Series, Inc.; Federated Investment Series Funds, Inc.; Federated Managed Allocation Portfolios; Federated Managed Pool Series; Federated MDT Series; Federated Municipal Securities Fund, Inc.; Federated Municipal Securities Income Trust; Federated Premier Intermediate Municipal Income Fund; Federated Premier Municipal Income Fund; Federated Short-Intermediate Duration Municipal Trust; Federated Stock and Bond Fund; Federated MDT Stock Trust; Federated Total Return Series, Inc.; Federated Total Return Government Bond Fund; Federated U.S. Government Bond Fund; Federated U.S. Government Securities Fund: 1-3 Years; Federated U.S. Government Securities Fund: 2-5 Years; Federated World Investment Series, Inc.; Intermediate Municipal Trust; Money Market Obligations Trust; (hereinafter referred to as the “Parties”) do hereby enter into this Agreement to be effective October 1, 2010, and agree as follows:

W I T N E S E T H :

WHEREAS, the Parties have procured a joint insured fidelity bond program from Great American Insurance Company, National Union Fire Insurance Company of Pittsburgh, PA, Chartis and Westchester Fire Insurance Co. (ACE USA), which the parties have approved in form and amount (hereinafter referred to as “the Bond”);

WHEREAS, the Parties procured the Bond for the purpose of protecting their respective assets against events of loss, theft or misappropriation by their respective officers and employees; and

WHEREAS, the Parties hereto desire to enter into an agreement so as to be in compliance with 17 CFR 270.17g-1(f).

NOW THEREFORE, the Parties hereto, intending to be legally bound hereby, agree as follows:

1. In the event recovery is received under the Bond as a result of a loss sustained by any registered management investment company that is named in the Bond and one or more of the other Parties to the Bond, the registered investment company shall receive an equitable and proportionate share of the recovery, at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage as provided, by 17 CFR 270.17g-1(d)(1).

2. Registered management investment companies, collective investment funds, and investment companies exempt from registration under the Investment Company Act of 1940, or series thereof, which become effective in the future, and future established series of registered management investment companies, collective investment funds, or investment companies exempt from registration under the Investment Company Act of 1940, which are currently Parties, are hereafter referred to as "Future Funds". Such Future Funds which are advised and/or distributed and/or administered by companies which are subsidiaries or affiliates of Federated Investors, Inc. may undertake action to become parties to the Bond by executing a counterpart signature page to this Agreement.

3. This Agreement may be amended or modified by a written agreement executed by the Parties.

4. This Agreement shall be construed and the provisions thereof interpreted in accordance with the laws of Pennsylvania.

5. This Agreement constitutes the entire agreement among the parties hereto and supersedes any prior agreement with respect to the subject hereof, whether oral or written, among any or all of the parties.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in their names and on their behalf under their seals by and through their duly authorized officers, as of the day and year first above written.

Cash Trust Series, Inc.

Cash Trust Series II

Edward Jones Money Market Fund

Federated Adjustable Rate Securities Fund

Federated Core Trust

Federated Core Trust II, L.P.

Federated Core Trust III

Federated Enhanced Treasury Income Fund

Federated Equity Funds

Federated Equity Income Fund, Inc.

Federated Fixed Income Securities, Inc.

Federated GNMA Trust

Federated Government Income Securities, Inc.

Federated High Income Bond Fund, Inc.

Federated High Yield Trust

Federated Income Securities Trust

Federated Income Trust

Federated Index Trust

Federated Institutional Trust

Federated Insurance Series

Federated Intermediate Government Fund, Inc.

Federated International Series, Inc.

Federated Investment Series Funds, Inc.

Federated Managed Allocation Portfolios

Federated Managed Pool Series

Federated MDT Series

Federated Municipal Securities Fund, Inc.

Federated Municipal Securities Income Trust

Federated Premier Intermediate Municipal Income Fund

Federated Premier Municipal Income Fund

Federated Short-Intermediate Duration Municipal Trust

Federated Stock and Bond Fund

Federated MDT Stock Trust

Federated Total Return Series, Inc.

Federated Total Return Government Bond Fund

Federated U.S. Government Bond Fund

Federated U.S. Government Securities Fund: 1-3 Years

Federated U.S. Government Securities Fund: 2-5 Years

Federated World Investment Series, Inc.

Intermediate Municipal Trust

Money Market Obligations Trust

/s/ John W. McGonigle

John W. McGonigle, Secretary

Federated Joint Insured’s Agreement

Amendment #1

Dated January 31, 2011

The entities designated below require that the Joint Insured’s Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name Effective Date

CHANGE Federated Stock & Bond Fund to Federated Asset Allocation Fund 1/31/2011

/s/ John W. McGonigle

John W. McGonigle, Secretary

Federated Joint Insured’s Agreement

Amendment #2

Dated February 10, 2012

The entities designated below require that the Joint Insured’s Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name Effective Date

DELETE Federated Managed Allocation Portfolios 11/18/2011

/s/ John W. McGonigle______

John W. McGonigle, Secretary

Federated Joint Insured’s Agreement

Amendment #3

Dated August 24, 2012

The entities designated below require that the Joint Insured’s Agreement filed with the Securities and Exchange Commission on October 1, 2010 be amended as follows:

Entity Name Effective Date

DELETE Federated U.S. Government Bond Fund 8/24/2012

/s/John W. McGonigle

John W. McGonigle, Secretary

FEDERATED INVESTORS, INC.
FIDELITY BOND COVERAGE REVIEW - FEDERATED FUNDS
For June 29, 2012

			Required	Total
	Monthly Average		Coverage by	ANA by
Fund	Net Assets	(Assets & Liabilities*)	Investment Co.	Investment Co.

Cash Trust Series, Inc.
GCS	$2,586,248,853
MCS	$476,221,746
PCS	$2,943,171,712
TCS	$2,429,363,294
		$8,603,705,717	$2,500,000	$8,435,005,605
Cash Trust Series II
TCSII	$82,683,048
		$84,336,709	$450,000	$82,683,048
Edward Jones Money Market Fund
JONES	$13,652,282,491
		$13,925,328,141	$2,500,000	$13,652,282,491

Federated Adjustable Rate Securities Fund
FARSF	$942,731,231
		$961,585,856	$1,000,000	$942,731,231
Federated Core Trust
FEDACC	$875,415
HYCORE	$2,071,506,018
IPCORE	$70,180,121
BLCORE	$152,608,989
MBCORE	$2,462,922,518
		$4,853,254,922	$2,500,000	$4,758,093,061
MBCORE is a Blended Fund and its assets are also counted in participating Federated Funds

Federated Core Trust II, LP
EMCORE	$732,753,605
		$747,408,677	$900,000	$732,753,605

Federated Core Trust III
FPTFF	$223,713,154
		$228,187,417	$600,000	$223,713,154

Federated Enhanced Treasury Income Fund
FETIF	$151,379,252
		$154,406,837	$600,000	$151,379,252

Federated Equity Funds
FCAF	$875,558,027
FICF	$393,148,804
FKLCF	$317,411,851
FMGSF	$256,676,444
FKAUF	$5,397,808,682
FKSCF	$774,195,234
FISVF	$147,429,856
FCSVF	$263,713,012
FCVF	$837,289,301
FPBF	$1,162,602,183
FGLEF	$9,884,036
FSVF	$6,115,503,756

FMOPF	$513,737,279
		$17,406,257,634	$2,500,000	$17,064,958,465

Federated Equity Income Fund, Inc.
FEIF	$441,733,372
		$450,568,039	$750,000	$441,733,372
Federated Fixed Income Securities, Inc.
FMUSF	$3,747,547,201
SIF	$1,423,117,350
		$5,274,077,842	$2,500,000	$5,170,664,551
Federated GNMA Trust
FGNMA	$474,772,106
		$484,267,548	$750,000	$474,772,106
Federated Government Income Securities, Inc.
GISI	$390,892,095
		$398,709,937	$750,000	$390,892,095

Federated High Income Bond Fund, Inc.
FHIBF	$1,140,654,538
		$1,163,467,629	$1,250,000	$1,140,654,538
Federated High Yield Trust
FHYT	$258,434,535
		$263,603,226	$750,000	$258,434,535
Federated Income Securities Trust
FRRBF	$74,906,886
FCIF	$393,148,804
FUSG	$623,850,770
FMSAF	$454,630,597
FPDBF	$260,466,798
FRSIF	$52,246,323
FUNBF	$171,143,651
FICBF	$424,572,426
FSTIF	$1,363,627,708
		$3,894,965,842	$2,300,000	$3,818,593,963

Federated Income Trust
FIT	$550,724,493
		$561,738,983	$900,000	$550,724,493
Federated Index Trust

MDCF	$937,232,842
MXCF	$514,849,119
		$1,481,123,600	$1,250,000	$1,452,081,961

Federated Institutional Trust
FIGCF	$365,033,983
FIHYBF	$1,168,682,734
FGUSF	$1,062,466,362
		$2,648,106,741	$1,900,000	$2,596,183,079
Federated Insurance Series
IFCAF	$176,191,976
IFHIBF	$254,228,423
IFKAUF	$94,102,320
IFPMF	$181,058,359
IFQBF	$312,770,020

IFMVF	$156,677,819
IFUSG	$263,414,948
		$1,467,212,742	$1,250,000	$1,438,443,865

Federated International Series Inc.
FIBF	$73,862,386
		$75,339,634	$450,000	$73,862,386
Federated Investment Series Fund, Inc.
FBF	$1,501,662,072
		$1,531,695,313	$1,500,000	$1,501,662,072

Federated Intermediate Government Fund, Inc.
FIGF	$27,617,574
		$28,169,925	$300,000	$27,617,574

Federated Managed Pool Series
FMSP	$40,597,379
FIBSP	$4,502,183
FHYSP	$10,355,160
FCP	$42,873,343
		$100,294,626	$525,000	$98,328,065

Federated MDT Series
FMACC	$95,642,113
FMBF	$126,020,151
FMLCG	$55,789,842
FMSCC	$16,256,556
FMSCG	$54,308,001
		$354,976,996	$750,000	$348,016,663

Federated Municipal Securities Fund, Inc.
FMSF	$502,447,868
		$512,496,825	$900,000	$502,447,868

Federated Municipal Securities Income Trust
FMHYAF	$504,497,410
MIIMT	$129,186,078
NYMIF	$35,894,808
OHMIF	$179,136,484
PAMIF	$272,944,769
		$1,144,092,740	$1,250,000	$1,121,659,549

Federated Premier Municipal Income Fund
FPMIF	$93,846,172
		$95,723,095	$450,000	$93,846,172

Federated Premier Intermediate Municipal Income Fund
FPIMIF	$102,310,405
		$104,356,613	$525,000	$102,310,405

Federated-Short Intermediate Duration Municipal Trust
FSIDMT	$810,768,755
		$826,984,130	$1,000,000	$810,768,755

Federated Asset Allocation Fund
AAF	$360,392,548
		$367,600,399	$750,000	$360,392,548

Federated MDT Stock Trust
FMST	$201,551,620
		$205,582,652	$600,000	$201,551,620

Federated Total Return Government Bond Fund
FTRGBF	$1,283,429,266
		$1,309,097,851	$1,250,000	$1,283,429,266

Federated Total Return Series, Inc.
FMF	$300,537,967
FTRBF	$7,401,993,405
FUSBF	$1,522,152,625
		$9,409,177,677	$2,500,000	$9,224,683,997

Federated U.S. Government Bond Fund
FUSGBF	$32,958,518
		$33,617,688	$300,000	$32,958,518

Federated U.S. Government Securities Fund: 1-3 Years
GOV1-3	$440,844,617
		$449,661,509	$750,000	$440,844,617

Federated U.S. Government Securities Fund: 2-5 Years
GOV2-5	$775,083,437
		$790,585,106	$1,000,000	$775,083,437

Federated World Investment Series, Inc.

FILF	$407,821,738
FEMDF	$201,773,550
FISCF	$190,751,497
		$816,353,721	$1,000,000	$800,346,785

Intermediate Municipal Trust
IMT	$119,942,743
		$122,341,598	$525,000	$119,942,743

Money Market Obligations Trust
ACMT	$2,619,765,673
AGCR	$419,421,705
AGMT	$1,081,764,046
ALMCT	$69,787,792
CMCT	$784,130,248
CTMCT	$111,975,495
FCRF	$10,757,306,417
FGRF	$11,425,462,806
FLMCT	$188,489,963
FMUTR	$504,725,216
FMT	$96,829,400
FTFT	$80,135,545
GAMCT	$229,029,228
GOF	$32,730,782,981
GOTMF	$6,321,801,059
LIB	$152,885,281
MAMCT	$289,768,514
MIMCT	$149,659,082
MMM	$22,255,201
MNMCT	$182,974,205
MOF	$4,431,215,678
NCMCT	$225,839,266
NJMCT	$284,656,291
NYMCT	$946,670,257
OHMCT	$406,612,003
PAMCT	$294,340,209
PCOF	$22,535,075,531
PMOF	$1,926,006,135
POF	$48,066,396,983
PVOF	$6,476,204,736
TFMM	$3,821,973,343
TFOF	$8,510,024,209
TOF	$23,022,778,663
TTO	$187,486,972
USTCR	$17,874,826,280
VAMCT	$441,022,893
		$211,823,480,892	$2,500,000	$207,670,079,306

TOTALS:	289,366,610,816.00	$295,153,943,032	$46,725,000	289,366,610,816.00

		COVERAGE FOR FEDERATED FUNDS

		Current Coverage:

		$50,000,000

		Coverage Cushion:	6.55%

		$3,275,000

*ANA multiplied by 102% to approximate gross assets.
Liabilities are generally 2% of gross assets.